FOR IMMEDIATE RELEASE
Investor Relations	Media Relations
Chris Burns Ph: + 1-800-252-3526 David Marshall Ph:+ 353-1-709-4444	Emer Reynolds Ph: + 353-1-709-4022 Jonathan Birt/FTI Consulting Ph: +44-751-559-7858 Jamie Tully/Sard Verbinnen & Co Ph: +1-212-687-8080

Elan Corporation, plc’s Board of Directors Unanimously Reject
Royalty Pharma’s Unsolicited Tender Offer

Dublin, Ireland - April 22, 2013 - Elan Corporation, plc (NYSE: ELN) (Elan) today announced that its Board of Directors, after careful review and consideration and with the assistance of its executive management team as well as outside financial and legal advisors, has determined that privately held investment firm Royalty Pharma's offer, through its shell subsidiary Echo Pharma Acquisition Limited, to acquire all of the shares of Elan for $11.25 or less per share, substantially undervalues the company.

Commenting specifically, Mr. Robert A. Ingram, Chairman of Elan Corporation, plc, added, “The offer from Royalty Pharma grossly undervalues Elan’s current business platform and our future prospects.  As a result the Board unanimously and without reservation rejected the offer.”

The Board will, in accordance with Irish Takeover Rules, communicate with shareholders again following publication of Royalty Pharma's formal Offer Document. In the meantime, Elan shareholders are strongly advised to take no action in relation to the Echo Pharma Acquisition Limited (Royalty Pharma) offer.

Elan’s financial advisors are Citigroup, Morgan Stanley and Ondra Partners.  Its legal advisors are A&L Goodbody and Cadwalader, Wickersham and Taft LLP.

About Elan
Elan is a biotechnology company, headquartered in Ireland, committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. For additional information about Elan, please visit http://www.elan.com.

The Directors of Elan accept responsibility for the information contained in this announcement. To the best of their knowledge and belief (having taken all reasonable care to ensure such is the case); the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Any holder of 1% or more of any class of relevant securities of Elan or of Royalty Pharma may have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended).

Forward Looking Statements

This document contains forward-looking statements about Elan’s financial condition, results of operations, business prospects that involve substantial risks and uncertainties.  You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events.  Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the sales performance of Tysabri, over which we have no control; the level of royalties to which we are entitled based on global net sales of Tysabri; the potential for the successful development and commercialization of additional products, whether internally or by acquisition, Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of our development activities, and research and development activities in which we retain an interest, failure to comply with anti-kickback, bribery and false claims laws in the United States, Europe and elsewhere; trade buying patterns; the trend towards managed care and health care cost containment, including Medicare and Medicaid; legislation and other developments affecting pharmaceutical pricing and reimbursement, both domestically and internationally; failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, securities class actions, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s products or product candidates; interest rate and foreign currency exchange rate fluctuations and the risk of a partial or total collapse of the euro; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; whether we are deemed to be an Investment Company or a Passive Foreign Investment Company; general changes in United States and International generally accepted accounting principles; growth in costs and expenses; the failure to consummate the share repurchase; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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